[Letterhead of COPEL Companhia Paranaense de Energia - COPEL]

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2002

                          (Commission File No. 1-14668)

                            Energy Company of Parana
                  (Translation of registrant's name in English)

                            Rua Coronel Dulcidio, 800
                           80420-170 Curitiba, Parana
                          Federative Republic of Brazil
                                 (5541) 322-3535
                    (Address of Principal Executive Offices)


              (Indicate by check mark whether the registrant files
                 or will file annual reports under cover of Form
                               20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes     No  X
                                     ---    ---

FOR IMMEDIATE RELEASE
---------------------

Contacts in Brazil                         Contacts in New York
Othon Mader Ribas                          Richard Huber - richard.huber@tfn.com
011-5541-222-2027                          Isabel Vieira - isabel.vieira@tfn.com
othon@copel.com                            212-807-5026/5110

Solange Maueler
011-5541-331-4359
solange@copel.com




          COPEL SHAREHOLDERS MEETING APPROVES INCREASE IN CAPITAL AND
                          CHANGE IN BOARD OF DIRECTORS

--------------------------------------------------------------------------------

Curitiba, Brazil, December 26, 2002 - Companhia Paranaense de Energia - COPEL (NYSE: ELP), a Brazilian utility company that generates, transmits, and distributes electric power to the State of Parana, approved, during its 158th Extraordinary Shareholders' Meeting held today, an increase in the Company's paid in capital, from R$ 1,620,246,833 to R$ 2,900,000,000 (in Brazilian Reais), upon transfer of capital reserve, in the amount of R$ 731,736,253, and retained earnings reserve, in the amount of R$ 548,016,913, with the corresponding adjustment to article 4 of the Company's By-laws.

The same meeting approved both the replacement of six members of the Company's Board of Directors and the election of three of the members of the Fiscal Committee and their alternates, as appointed by the Brazilian State of Parana, the controlling shareholder.

The following people were appointed to serve on the Board of Directors for the remaining period of the 2001-2003 term: Messrs. Ary Veloso Queiroz (Chairman), Paulo Cruz Pimentel, Acir Peps Mezzadri, Luis Antonio Rossafa, Lindsley da Silva Rasca Rodrigues, and Roberto Antonio Von Der Osten.

These Directors replace Messrs. Alexandre Beltrao, Eduardo Guy de Manuel, Fabiano Braga Cortes, Nicolau Imthon Kluppel, Deni Lineu Schwartz, and Ingo Henrique Hubert.

Elected to the Fiscal Committee for the remaining period of the 2002-2003 term were Messrs. Paulo Roberto Trompczynski, Maurilio Leopoldo Schmidt, and Elzio Batista Machado, whose alternates are, respectively, Messrs. Nelson Pessuti, Antonio Rycheta, and Moacyr Jose Soares. The departing members are Eduardo Marques Dias, Dirceu Pires de Araujo, Fric Kerin, and their alternates.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         COMPANHIA PARANAENSE DE ENERGIA - COPEL


Date: December 27, 2002

                                           By /s/ Ricardo Portugal Alves
                                              ----------------------------------
                                              Name:  Ricardo Portugal Alves
                                              Title: Principal Financial Officer